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2/10/2003

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03002077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-405

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 3 0 2003
WASH, D.C.
207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Gabor & CO, INC

DA FIRST CALIFORNIA SECURITIES

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 SCOTT BLVD
(No. and Street)

SANTA CLARA CA 95050
(City) (State) (Zip Code)

Commission # 1244532
Notary Public - California
My Comm. Expires Dec 19, 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER GABOR 408/982-5959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TULIO ARTEMIO R.
(Name — if individual, state last, first, middle name)

2835 Danwood Ct SA JOSE CA 95148
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER GABOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CALIFORNIA SECURITIES, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

The company and directors trade their own account, registered under own name, classified as customers

Signature

PRESIDENT

Title

Notary Public

SHIRLEY R. ROBERTS
Commission # 1246322
Notary Public - California
Sacramento County
My Comm. Expires Dec 19, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balance sheet of
First California Securities
as of Oct 31, 2002.

Assets:		
Current Assets:		
Cash in Bank	9,988	
Money Market Funds	10,467	
Cash in Trading account	196,237	
Securities	7,890	
		$ 224,582
Commissions receivable		9,436
Other receivables		52,164
Total Current Assets		286,182
Fixed Assets:		
Furnitures and fixtures	48,667	
Accumulated Depreciation	(40,829)	
Net Fixed Assets		7,838
Total Assets:		**$ 294,020**
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Commissions and Clearing Charges	139,242	
Payroll Taxes	5,035	
Other	9,200	
Total Current Liabilities		$ 153,477
Shareholders' Equity:		
Common Stock	65,000	
Paid-in Capital	159,000	
Total Capital Stock		$ 224,000
Accumulated Deficit:		$ (83,457)
Shareholders' Equity:		$ 140,543
Total liabilities and Shareholders' Equity:		**$ 294,020**